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Exhibit 2.2

News release

January 24, 2011

HUDBAY MINERALS AND NORSEMONT MINING
ANNOUNCE MAILING OF OFFER
AND TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR

Toronto, Ontario — HudBay Minerals Inc.    ("HudBay") (TSX:HBM) (NYSE:HBM) and Norsemont Mining Inc. ("Norsemont") (TSX:NOM) (BVL:NOM) announced today the mailing of HudBay's take-over bid circular offering to acquire (the "Offer") all of the outstanding common shares of Norsemont and Norsemont's directors' circular recommending acceptance of the Offer, as contemplated by the previously announced support agreement between HudBay and Norsemont. Under the Offer, holders of common shares of Norsemont have the right to elect to receive as consideration for each deposited Norsemont common share, either: (a) 0.2617 of a HudBay common share and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of HudBay common shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as set out in the Offer and take-over bid circular. The Offer is open for acceptance until 5:00 pm (Toronto time) on March 1, 2011, unless the Offer is extended or withdrawn in accordance with its terms.

As previously announced, the Board of Directors of Norsemont, upon the recommendation of the Special Committee of the Board of Directors and following consultation with its financial and legal advisors, determined that the consideration offered for the Norsemont common shares pursuant to the Offer is fair, from a financial point of view, to Norsemont shareholders (other than HudBay and its affiliates) and that it would be in the best interests of Norsemont to support and facilitate the Offer. The Norsemont Board of Directors' directors' circular recommends that Norsemont shareholders accept the Offer and tender their common shares to the Offer. The directors' circular sets out the reasons for the Board of Directors' recommendation.

Holders of Norsemont securities are urged to read and consider the information contained in the take-over bid circular and directors' circular.

Officers, directors and other shareholders of Norsemont holding common shares and convertible securities representing approximately 35% of the outstanding common shares of Norsemont, on a fully-diluted basis, have entered into lock-up agreements with HudBay pursuant to which they have agreed, subject to the terms and conditions thereof, among other things, to support the Offer (subject in the case of directors and officers of Norsemont to their fiduciary duties in such capacities) and deposit or cause to be deposited under the Offer (subject in some cases to certain rights of withdrawal) their Norsemont common shares. Together with the 1,355,000 common shares of Norsemont held by HudBay, these shares represent approximately 36% of the outstanding common shares of Norsemont (on a fully-diluted basis).

Full details of the Offer, including the conditions thereof, are contained in the take-over bid circular that is being mailed to shareholders. A copy of the Offer and take-over bid circular, the directors' circular, the related letter of transmittal, and other relevant documentation has been filed with the applicable securities regulatory authorities and may be obtained free of charge at www.sedar.com or www.edgar.com or by contacting Kingsdale Shareholders Services Inc., the Depositary and Information Agent in connection with the Offer as indicated below.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX:HBM) (NYSE:HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of metals. The company's objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Norsemont Mining Inc.

Norsemont Mining Inc. (TSX:NOM) (BVL:NOM) is a Canadian mineral exploration and development company focused on the 100 percent-controlled Constancia Cu-Mo-Ag-Au deposit in southern Peru. Norsemont's Constancia project is located approximately 100 kilometres south of Cusco, Peru. Results of an independent definitive feasibility study on the Constancia deposit were announced in September 2009. Please refer to Norsemont's website for the full 43-101 Technical Report.

Forward-Looking Information

Certain of the statements made and information contained herein contain "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Forward-looking information is prospective in nature and includes, but is not limited to, information with respect to the anticipated timing of the transaction and the anticipated impact of the transaction on HudBay and Norsemont. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of known and unknown risks and uncertainties and other factors, including, among other things, risks related to the Offer, as well as those risk factors discussed in the take-over bid circular. Many of these assumptions are based on factors and events that are not within the control of HudBay or Norsemont and there is no assurance they will prove to be correct.

Although HudBay and Norsemont have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. The timing and completion of the proposed transaction is subject to certain conditions, termination rights and other risks and uncertainties. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information; there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated or that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized. Accordingly, readers should not place undue reliance on forward-looking information. Neither HudBay nor Norsemont undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Offer, HudBay, Norsemont or their financial or operating results or securities.

This press release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

All amounts listed are in Canadian dollars unless otherwise indicated.

For more information, please contact:

John Vincic, Vice President, Investor Relations & Corporate Communications HudBay Minerals Inc. Tel: 416-362-0615 john.vincic@hudbayminerals.com	Patrick Evans Chief Executive Officer Norsemont Mining Inc. Tel: 416-408-4088 investors@norsemont.com

Further Information for Norsemont Mining
Shareholders:
Kingsdale Shareholder Services Inc.
Toll Free 1-800-775-3159 (English or French)
Outside North America, Bankers and Brokers
Call Collect: 416-867-2272
Facsimile: 416-867-2271,
Toll Free Facsimile 1-866-545-5580
Email: contactus@kingsdaleshareholder.com

(HBM-G)

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  Exhibit 2.2
HUDBAY MINERALS AND NORSEMONT MINING ANNOUNCE MAILING OF OFFER AND TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR